UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Savings and Investment Plan for

Employees of Metropolitan Life and

Participating Affiliates

We have audited the accompanying Statements of Net Assets Available for Benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 19, 2015

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statements of Net Assets Available for Benefits

(In thousands)

	As of December 31,
	2014	2013
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$6,612,218	$6,211,218
Notes receivable from Participants	80,054	79,977

Total assets	6,692,272	6,291,195

Liabilities:
Accrued investment management fees	1,243	1,680

Net assets available for benefits - at estimated fair value	6,691,029	6,289,515

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(136,888)	(76,826)

Net assets available for benefits	$6,554,141	$6,212,689

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended December 31, 2014
Additions to net assets attributed to:
Contributions:
Participant	$171,873
Employer	67,135
Rollover	11,168

Total contributions	250,176

Interest income on notes receivable from Participants	2,307
Interest and dividend income	158,984
Net appreciation in estimated fair value of investments (see Note 4)	197,615

Total additions	609,082

Deductions from net assets attributed to:
Benefit payments to Participants	434,188
Investment management fees	12,180
Administration expenses	565

Total deductions	446,933

Net increase	162,149
Plan transfers from ADC and NESP plans (See Note 2)	179,303

Net assets available for benefits:
Beginning of year	6,212,689

End of year	$6,554,141

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements

1. Description of the Plan

The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates, as amended and restated (the “Plan”), is provided for general information purposes only. Employees of the Participating Affiliates (as defined below) who participate in the Plan (each such employee, a “Participant”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a defined contribution plan sponsored by Metropolitan Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by the Plan’s “Recordkeeper,” a third party unaffiliated with the Company.

The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are Company separate account funds, and (for certain Participants) The New England Financial Accumulation Account:

Separate Account Funds	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #429, #649 and The New England Financial Accumulation Account
Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Value Index Fund	Separate Account #593
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79

Contributions to the Plan that are directed by Participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the Participants among each investment fund, including the separate account funds.

The Plan also offers Participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., the Company’s parent. This fund, known as the MetLife Company Stock Fund, is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in trust by BNY Mellon as trustee.

The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public through mutual fund families. The SDA is held in trust by BNY Mellon as trustee.

Participants in the former New England Life Insurance Company 401(k) Plan who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 were permitted to continue their investment in such fund as a frozen Core Fund of the Plan, to the extent they had retained assets in such fund. Participants may neither direct contributions into that fund, nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from that fund to other available investment options under the Plan. Such assets are included within the Plan’s Fixed Income Fund.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Plan Mergers and Transfer of Assets

Effective January 1, 2015, the New England Life Insurance Company 401(k) Savings Plan and Trust (the “NESP”) and the New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “ADC”) were each merged into the Plan, with the Plan being the surviving and continuing plan (the “New England Plans Merger”). All NESP and ADC participant account balances, comprised of the undistributed assets and liabilities of the NESP and ADC Plans, were transferred into the Plan on December 31, 2014 (“the New England Plans Asset Transfer”). Upon the New England Plans Merger, NESP and ADC participants (“New England Participants”) became Plan Participants. Upon the New England Plans Asset Transfer, the Plan’s recordkeeper deposited New England Participants’ account balances from the NESP and ADC Plans into Plan investment options that corresponded to the Participant’s choices for NESP or ADC account balances as of that date. As of the New England Plans Merger, the Plan was amended to: (1) recognize past service with New England Life Insurance Company (“NELICO”) for purposes of vesting, (2) provide for the transfer of outstanding loans under ADC and NESP to the Plan, and (3) incorporate the NESP’s terms regarding (a) in-service distributions with respect to transferred balances and (b) allowing an in-service distribution after age 59-1/2 without requiring a six-month suspension of future contributions.

Participation

Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire. Certain individuals performing services for the Participating Affiliates are not eligible, e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee in certain collective bargaining units, or an individual hired by a Participating Affiliate as a cooperative student or intern. A Participant may make contributions to the Plan immediately upon eligibility.

Prior to the New England Plans Merger, certain individuals performing services for the affiliates of the Company were not eligible to participate in the Plan. This included employees participating in, or eligible to, participate in the ADC, the NESP, the New England Life Insurance Company Agents’ Retirement Plan and Trust, and/or the New England Agency Employees’ Retirement Plan.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document. A Participant is entitled to benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

The following entities comprise the Participating Affiliates as of December 31, 2014: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Insurance Company USA (formerly MetLife Insurance Company of Connecticut), and SafeGuard Health Plans, Inc., a California corporation (collectively, “Participating Affiliates”). Effective January 1, 2015, MetLife Insurance Company USA will no longer be a Participating Affiliate.

Contributions

Contributions consist of (i) Participant contributions and (ii) Participating Affiliate matching contributions on a portion of the Participants’ contributions (“Matching Contributions”), each as described below. Generally, each Participant is eligible for Matching Contributions as of the first day of the month following the date the Participant completes one year of service, provided that the Participant makes the minimum contributions to the Plan. A Participant may contribute from 3% to 45% of the Participant’s eligible compensation, as defined in the Plan, subject to the limitations described below on Highly Compensated Employees, as defined below. Contributions of the Participants and Matching Contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan.

Under the Internal Revenue Code (“IRC”), a Participant who earned in excess of a specified dollar threshold during the preceding plan year ($115 thousand during 2013 for the 2014 Plan year) is considered a “Highly Compensated Employee.” A Participant who is not a Highly Compensated Employee may contribute up to 45% of the Participant’s eligible compensation on a before-tax 401(k) contributions basis and after-tax Roth 401(k) contributions basis and/or on an after-tax basis, subject to certain IRC and Plan-imposed limitations. Each Highly Compensated Employee may elect to make before-tax 401(k) contributions and/or after-tax Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a Participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $17.5 thousand for the year ended December 31, 2014. Participants who are age 50 or older during the year are permitted to make additional catch-up contributions (up to $5.5 thousand for the year ended December 31, 2014) in excess of such IRC-imposed limitation.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

During 2014 and 2013, each of the Participating Affiliates made a Matching Contribution equal to the sum of (i) 100% of the Participant’s contributions that did not exceed 3% of the Participant’s eligible compensation, and (ii) 50% of the Participant’s contributions that were in excess of 3% of the Participant’s eligible compensation but did not exceed 5% of the Participant’s eligible compensation.

Subject to the approval of the Plan Administrator, Participants may also rollover into the Plan amounts representing distributions from eligible retirement plans such as individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions) or tax qualified retirement plans. A “rollover” occurs when a Participant transfers funds from an eligible retirement plan into the Plan.

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.

Vesting

Participant contributions vest immediately. Matching Contributions become fully vested upon the Participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A Participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the Participant is 100% vested in the Plan after five years of completed service. In addition, a Participant becomes fully vested when the Participant (i) attains age 55 while still employed by the Company or any of its affiliates, (ii) dies while still employed by the Company or any of its affiliates, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a Participant who dies during a military leave of absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Matching Contributions

Forfeited Matching Contributions are attributable to Participants who terminate employment with the Company or its affiliates before becoming fully vested in their Matching Contributions. As of December 31, 2014 and 2013, the balance in the forfeiture account totaled $2,232 thousand and $538 thousand, respectively. These amounts have been or will be used to reduce future aggregate Matching Contributions, pay certain administrative expenses or restore previously forfeited balances of partially vested Participants who were or are re-employed. In 2014, aggregate Matching Contributions were reduced by $1,595 thousand as a result of forfeitures.

Notes Receivable from Participants

A Participant may borrow from his or her account up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment. If Matching Contributions are withdrawn by a Participant as part of a Participant’s loan, new Matching Contributions are suspended for six months.

Plan Amendments

Plan amendments related to the New England Plans Merger are described above under the heading Plan Mergers and Transfer of Assets.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

A Plan amendment regarding MetLife Insurance Company USA ceasing to be a Participating Affiliate is described in Participant Accounts.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including insurance company general and separate accounts, mutual funds, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The fully benefit-responsive investments with the Company (see Note 6) are reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the Plan.

Investment Management Fees

Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Investment management fees charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments. As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Payment of Benefits

Benefit payments to Participants are recognized when paid. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $2,276 thousand and $3,124 thousand as of December 31, 2014 and 2013, respectively.

Plan Transfers

For the year ended December 31, 2014, a total of $32,889 thousand and $146,414 thousand transferred into the Plan from the NESP and ADC plans, respectively, as a result of the New England Plans Asset Transfer. See Plan Mergers and Transfer of Assets in Note 1 for details.

Future Adoption of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued new guidance on fair value measurement (Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and which should be applied retrospectively to all periods presented. Earlier application is permitted. The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is currently evaluating the impact of this guidance on its financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2014		2013
	(In thousands)
Fixed Income Fund (including The New England Financial Accumulation Account)	$3,197,307	*	$3,119,962	*
Bond Index Fund	96,494		71,121
Balanced Index Fund***	77,712		24,343
Large Cap Equity Index Fund	721,490	*	603,109	*
Large Cap Value Index Fund	322,517		273,976
Large Cap Growth Index Fund	751,878	*	671,994	*
Mid Cap Equity Index Fund	220,756		185,206
Small Cap Equity Index Fund	500,413	*	518,363	*
International Equity Fund	374,376	*	393,565	*
MetLife Company Stock Fund	290,492		302,110
RGA Frozen Fund	328		348
SDA	56,222		46,583
General Account Fund**	2,233		538

Total investments	$6,612,218		$6,211,218

*	Represents 5% or more of the net assets available for benefits.
**	Designed to hold Plan forfeitures.
***	New fund effective July 1, 2013.

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s appreciation (depreciation) in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2014:

For the Year Ended December 31, 2014
(In thousands)
Separate accounts (including Fixed Income Fund)	$196,302
MetLife Company Stock Fund	1,334
RGA Frozen Fund	41
SDA	(62)

Net appreciation in estimated fair value of investments	$197,615

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

5. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Fixed Income Fund is comprised of a fully benefit-responsive investment with the Company (see Note 6). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company. The estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account) was determined by reference to the underlying assets of the separate accounts in a manner consistent with that for the other separate accounts that constitute the Core Funds, as described below. Unit values for the separate accounts backing the Fixed Income Fund, as determined daily, represent the price at which allocated contributions and transfers are effected for purposes of determining the estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account). The estimated fair value of The New England Financial Accumulation Account is calculated by discounting the contract value using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates; in this case, the contract value is payable in ten annual installments upon termination of the underlying contract.

The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected.

The estimated fair values of the MetLife Company Stock Fund and the RGA Frozen Fund are determined by the price of MetLife, Inc. common stock and RGA common stock, respectively. Each such stock is traded on the New York Stock Exchange.

The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each Participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.

Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer Matching Contributions or pay certain Plan administrative expenses, as discussed above. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

For the years ended December 31, 2014 and 2013, there were no significant transfers among levels. The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements
		as of December 31, 2014
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts – fixed income securities:
Separate Accounts - 78,253,429 & 649	$2,869,225	$—	$2,869,225	$—
The New England Financial Accumulation Account	328,082	—	328,082	—
Investments in separate accounts - equity securities:
Bond Index Fund	96,494	—	96,494	—
Balanced Index Fund	77,712	—	77,712	—
Large Cap Equity Index Fund	721,490	—	721,490	—
Large Cap Value Index Fund	322,517	—	322,517	—
Large Cap Growth Index Fund	751,878	—	751,878	—
Mid Cap Equity Index Fund	220,756	—	220,756	—
Small Cap Equity Index Fund	500,413	—	500,413	—
International Equity Fund	374,376	—	374,376	—
MetLife Company Stock Fund	290,492	—	290,492	—
RGA Frozen Fund	328	—	328	—
SDA - mutual funds	56,222	56,222	—	—
General Account Fund	2,233	—	2,233	—

Total investments	$6,612,218	$56,222	$6,555,996	$—

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

		Estimated Fair Value Measurements
		as of December 31, 2013
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts – fixed income securities:
Separate Accounts - 78,253,429 & 649	$2,888,005	$—	$2,888,005	$—
The New England Financial Accumulation Account	231,957	—	231,957	—
Investments in separate accounts - equity securities:
Bond Index Fund	71,121	—	71,121	—
Balanced Index Fund	24,343	—	24,343	—
Large Cap Equity Index Fund	603,109	—	603,109	—
Large Cap Value Index Fund	273,976	—	273,976	—
Large Cap Growth Index Fund	671,994	—	671,994	—
Mid Cap Equity Index Fund	185,206	—	185,206	—
Small Cap Equity Index Fund	518,363	—	518,363	—
International Equity Fund	393,565	—	393,565	—
MetLife Company Stock Fund	302,110	—	302,110	—
RGA Frozen Fund	348	—	348	—
SDA - mutual funds	46,583	46,583	—	—
General Account Fund	538	—	538	—

Total investments	$6,211,218	$46,583	$6,164,635	$—

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

6. Fully Benefit-Responsive Investments with the Company

The Plan has investments with the Company that are considered fully benefit-responsive under GAAP. Accordingly, these investments are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents contributions directed to the investments, plus interest credited, less Participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon by the Company and is reviewed quarterly for resetting, but may not be less than zero.

Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The crediting interest rate for Plan Participants and average yield for these investments with the Company was 2.81% and 3.16% for the years ended December 31, 2014 and 2013, respectively. The contract value was $2,736,127 thousand and $2,804,464 thousand as of December 31, 2014 and 2013, respectively. The estimated fair market value of the separate accounts underlying the contract value of these investments, as described in Note 5, was $2,869,225 thousand and $2,888,005 thousand as of December 31, 2014 and 2013, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the Participants, at the greater of the contract value or the estimated fair market value.

Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. The crediting interest rate for Participants and average yield for The New England Financial Accumulation Account was 4.95% and 4.70% for the years ended December 31, 2014 and 2013, respectively. This account had a contract value of $324,292 thousand and $238,672 thousand as of December 31, 2014 and 2013, respectively. The estimated fair market value of this account was $328,082 thousand and $231,957 thousand as of December 31, 2014 and 2013, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan Administrator may do so at any time, the Company does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company as the issuer of the contracts that constitute these fully benefit-responsive investments.

7. Related Party Transactions

Related party transactions between the Plan and the Company qualify as party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the balance of these investments was $3,065,636 thousand and $2,741,675 thousand as of December 31, 2014 and 2013, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $196,298 thousand for the year ended December 31, 2014. During the year ended December 31, 2014, the Company received $4,650 thousand from the Plan for investment management fees.

Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 6) which are also managed by the Company. The estimated fair value of these investments was $2,869,225 thousand and $2,888,005 thousand as of December 31, 2014 and 2013, respectively. Total investment income was $84,762 thousand for the year ended December 31, 2014. During the year ended December 31, 2014, the Company received investment management fees of $7,599 thousand from these separate accounts.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Plan investments also include The New England Financial Accumulation Account, which is managed by the Company. The estimated fair value of this investment was $328,082 thousand and $231,957 thousand as of December 31, 2014 and 2013, respectively. Total investment income was $11,507 thousand for the year ended December 31, 2014.

As of December 31, 2014 and 2013, the Plan held 5,372,947 and 5,600,631 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $197,660 thousand and $201,506 thousand, respectively. During the year ended December 31, 2014, the Plan recorded dividend income on MetLife, Inc. common stock of $7,309 thousand.

Certain Participants, who are also employees of the Participating Affiliates, perform services for the Plan. As permitted under the Plan document, certain Participating Affiliates charge the Plan for a portion of the direct expenses incurred by such Participating Affiliates for the employees who provide services for the Plan.

The Plan issues loans to Participants that are secured by the vested balances in the Participants’ accounts.

8. Termination of the Plan

The Company reserves the right to amend, modify or terminate the Plan at any time. Each of the Participating Affiliates (with respect to its respective employees) has the right to discontinue its participation in the Plan. In the event of a termination, each Participant employed by a terminating Participating Affiliate would be fully vested in Matching Contributions made to the Plan and would generally have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.

9. Federal Income Tax Status

The United States Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated September 16, 2013 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2014.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2011.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Concluded)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
	(In thousands)
Net assets available for benefits per the financial statements	$6,554,141	$6,212,689
Benefits payable	(2,276)	(3,124)
Certain deemed distributions of Participant loans	(3,391)	(2,700)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$6,548,474	$6,206,865

The following is a reconciliation of increase in net assets per the financial statements to net gain per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2014:

For the Year Ended December 31, 2014
(In thousands)
Increase in net assets per the financial statements	$162,149
Benefits payable as of December 31, 2014	(2,276)
Benefits payable as of December 31, 2013	3,124
Current year cumulative deemed distributions	(3,391)
Prior year cumulative deemed distributions	2,700

Net increase per Form 5500, Schedule H, Part II, Line 2k	$162,306

Transfer of assets to this plan per Form 5500, Schedule H, Part II, Line 2k	179,303

Net Changes in Assets	$341,609

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments**:
		GAC #11557 - SA 78	***	$501,043
		GAC #24888 - SA 253	***	494,329
		GAC #28894 - SA 429	***	1,150,606
		GAC #32359 - SA 649	***	723,247
		GAC #25767 (The New England Financial Accumulation Account)	***	328,082

		Total assets in fully benefit-responsive investments - Fixed Income Fund		3,197,307

*	Metropolitan Life Insurance Company	Separate Account Funds:
		Bond Index Fund - 377 (GAC #32100)	***	96,494
		Balanced Index Fund - 730 (GAC #32907)	***	77,712
		Large Cap Equity Index Fund - MI (GAC #8550)	***	721,490
		Large Cap Value Index Fund - 593 (GAC #29958)	***	322,517
		Large Cap Growth Index Fund - 611 (GAC #32098)	***	751,878
		Mid Cap Equity Index Fund - 612 (GAC #32099)	***	220,756
		Small Cap Equity Index Fund - 596 (GAC #29962)	***	500,413
		International Equity Fund - 79 (GAC #8550)	***	374,376

		Total asset held for investment in separate account funds		3,065,636

*	Metropolitan Life Insurance Company Various Participants	MetLife Company Stock Fund	***	290,492
		RGA Frozen Fund	***	328
		SDA (GAC #25768)	***	56,222
*	Metropolitan Life Insurance Company	General Account Fund - Forfeiture Account	***	2,233

		Participant-directed investments**		6,612,218
*	Various Participants	Participant loans (maturing through 2029 with interest rates from 3.25% to 10.25%)	***	80,054
		Adjustment from estimated fair value to contract for fully benefit-responsive investment contracts		(136,888)

		Assets available for benefits		$6,555,384

*	The Company is a party-in-interest that is permitted to engage in these transactions.
**	Value at estimated fair value.
***	Cost has been omitted with respect to Participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 19, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm